

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 18, 2018

Dimitri Elkin
Chief Executive Officer
Twelve Seas Investment Company
25/28 Old Burlington Street
Mayfair, London, W1S 3AN

      Re: **Twelve Seas Investment Company**
               Amendment No. 1 to Registration Statement on Form S-1
               Filed June 14, 2018
               File No. 333-225352

Dear Mr. Elkin:

      We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2018 letter.

Notes to Financial Statements

Note 8 — Subsequent Events, page F-15

1.   We note that on June 8, 2018, you effectuated a 1.5-for-1 dividend of your ordinary shares resulting in an aggregate of 4,312,500 founder shares outstanding and held by your initial shareholders. Please tell us what consideration was given to whether the stock dividend in form is a stock split in substance and what consideration was given to the retroactive effect of the split. We refer you to ASC 505-20-25, ASC 505-20-50-1, and SAB Topic 4C.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Attorney-Advisor, at (202) 551-6711 or me at (202) 551-3673 with any other questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Special Counsel, Office of
Information Technology and
Services

cc: Douglas S. Ellenoff
        Stuart Neuhauser
        Ellenoff Grossman & Schole LLP